UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Emera Incorporated
(Exact name of registrant as specified in its charter)

Nova Scotia, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1894 Barrington Street
Barrington Tower, Scotia Square
P.O. Box 910
Halifax NS, Canada
B3J 2W5
(902) 428-6494
(Address of principal executive offices)(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: N/A

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [   ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ X ]

Securities Act registration statement file number to which this form relates: 333-172405

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of the Registrant's Securities to be Registered.

Pursuant to its articles of association, Emera Incorporated (the “Registrant”) is authorized to issue an unlimited number of common shares. The common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EMA”.

Dividends

Holders of the Registrant’s common shares are entitled to dividends on a pro rata basis, as and when declared by the Registrant’s board of directors (the “Board of Directors”). Subject to the rights of the holders of the Registrant’s preferred shares, who are entitled to receive dividends in priority to the holders of the common shares, the Board of Directors may declare dividends on the common shares to the exclusion of any other class of shares of the Registrant.

Liquidation, Dissolution or Winding-Up

On the liquidation, dissolution or winding-up of the Registrant, holders of common shares are entitled to participate rateably in any distribution of assets of the Registrant, subject to the rights of holders of preferred shares who are entitled to receive the assets of the Registrant on such a distribution in priority to the holders of the common shares.

Voting Rights

Holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Registrant, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

Constraints on Share Ownership

As required by the Nova Scotia Power Reorganization (1998) Act (Nova Scotia) and pursuant to the Nova Scotia Power Privatization Act (Nova Scotia), the articles of association of the Registrant provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of the Registrant to which are attached more than 15% of the votes attached to all outstanding voting shares of the Registrant. Non-residents of Canada may not subscribe for, have transferred to them, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of the Registrant to which are attached more than 25% of the votes attached to all outstanding voting shares of the Registrant. Votes cast by non-residents of Canada on any resolution at a meeting of common shareholders of the Registrant will be pro-rated so that such votes will not constitute more than 25% of the total number of votes cast. The Registrant’s common shares are considered to be voting shares for purposes of the constraints on share ownership.

The Registrant’s articles of association contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. The Board of Directors may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares.

Certain Canadian Federal Income Tax Considerations for Non-Canadian Resident Holders

The following is a summary of the principal Canadian federal income tax considerations generally applicable, as of the date hereof, to a person who acquires as beneficial owner common shares of the Registrant and who, at all relevant times, for purposes of the Income Tax Act (Canada), the Income Tax Regulations (collectively, the “Tax Act”) and any applicable income tax treaty: (1) is not, and is not deemed to be, resident in Canada; (2) deals at arm’s length with the Registrant; (3) is not affiliated with the Registrant; (4) holds the common shares as capital property;

and (5) does not use or hold, and is not deemed to use or hold, the common shares in a business carried on in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and, where noted, the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act, and the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise taken into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of common shares should consult their own tax advisors having regard to their own particular circumstances.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention. Under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of common shares, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute taxable Canadian property to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time (1) the Non-Canadian Holder, persons with whom the Non-Canadian Holder does not deal at arm’s length, or the Non-Canadian Holder together with all such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of the Registrant and (2) more than 50% of the fair market value of the common share was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be taxable Canadian property.

Item 2.	Exhibits.

Exhibit No.	Document Description

3.1	Amended Memorandum of Association dated December 22, 1998
3.2	Amended Articles of Association dated October 17, 2007

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	October 5, 2011

EMERA INCORPORATED

By:	/s/ JUDY STEELE
Name: Judy Steele
Title: Chief Financial Officer